UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2016

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

Telecom Italia, sale of stake in Telecom Argentina completed

Fintech acquires 51% of Sofora Telecomunicaciones - the holding company for the Group’s controlling stake in Telecom Argentina - for the sum of 550.6 million dollars.

The total amount generated by the sale is confirmed to be over 960 million dollars.

Rome, 8 March 2016

Telecom Italia Group has completed the sale of its entire remaining stake in Telecom Argentina with the sale to Fintech Group of 51% of the share capital of Sofora Telecomunicaciones (the parent company of Nortel, which holds control of Telecom Argentina). As set out in the agreements signed by the parties on 24 October 2014, the sale was completed after having received the approval of Enacom, the Argentine communications regulator.

The total amount generated by the sale is over 960 million dollars, including:

•	today’s receipt of 550.6 million dollars for the stake in Sofora;

•	the receipt, again today, from other shareholders of Sofora, of a further 50 million dollars from agreements ancillary to the operation;

•	The aggregation of 329.5 million dollars received previously in connection with sales to Fintech completed in December 2013 and October 2014; and

•	the future revenues to be generated by making technical support services available to Telecom Argentina group companies, secured by a pledge of collateral.

For further details of the contract, executed today, see the press release issued on 25 October 2014.

Telecom Italia Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @telecomitaliaTW

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

Telecom Italia S.p.A.

Registered Office: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the A.E.E. Register (index of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital € 10,740,236,908.50 fully paid up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2016

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager